United States securities and exchange commission logo





                            January 3, 2024

       Adam Thomas
       Chief Executive Officer and Chief Financial Officer
       Trans American Aquaculture, Inc.
       1022 Shadyside Lane
       Dallas, TX 75223

                                                        Re: Trans American
Aquaculture, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 7,
2023
                                                            File No. 333-274059

       Dear Adam Thomas:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 1, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed December 7, 2023

       Prospectus Summary
       Our Business, page 2

   1. We note your response to previous comment 17 and reissue the comment in part. Where you disclose that your
shrimp are raised to "exceed industry standards," please clarify what these standards
are and how your shrimp exceed these standards.
       Risk Factors
       Risks Related to Our Business
       We are currently in default of secured debt . . . ., page 6

   2. We note your revised disclosure in response to comment 7, including your disclosure that your informal agreement
with your lender includes payments to the lender from your
 Adam Thomas
FirstName  LastNameAdam   Thomas
Trans American  Aquaculture, Inc.
Comapany
January    NameTrans American Aquaculture, Inc.
        3, 2024
January
Page 2 3, 2024 Page 2
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         harvest sales, broodstock sales, and raising capital. Please revise your disclosure to provide an estimate of your payments due under the informal agreement. We may be unable to effectively hedge our exposure to short- and medium- term fluctuations in shrimp prices., page 7

3. We note your revised disclosure in response to previous comment 18 and reissue the comment in part. We note your disclosure in this risk factor that you may seek to manage your exposure to fluctuations in shrimp prices through, among other things, secondary processing activities. Disclose whether you have historically or currently engage in secondary processing activities, and describe how these activities differ from your typical sales program.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 24

4. We reference the disclosures provided in response to prior comment 12 to our letter dated November 1, 2023. It remains unclear how you are valuing your inventory each period. Please more fully explain your "blended method" and clarify if you are using different valuation methodologies (cost versus net realizable value) each quarter and, if so, how your accounting and disclosure is in compliance with US GAAP. The disclosure should clearly explain the procedures you used to estimate the quantity of shrimp included in inventory at each Balance Sheet date as well as the net realizable value per pound given that you did not sell any shrimp in the 12 months ended September 30, 2023. In your disclosure, quantify the expected number of days between when you acquire the inventory and when that inventory can be sold. Explain why you were not able to sell the $125,000 of shrimp before they expired. Address also the concerns with your December 31, 2022 inventory balance as communicated in our prior letter. Further, please disclose how much inventory has been sold since September 30, 2023 and whether they were sold at a loss. We reference ASC 330-30-3 and ASC 330-10-50-1.
5. As a related matter, please reconcile the critical accounting policies for inventory on page
         24 with the disclosure on page F-8 that inventory is valued at lower of cost or the net realizable value on a first-in, first-out basis.
Business Overview, page 24

6. We note your statement that you are "a leading aquaculture company that provides premium quality, farm-raised pacific white shrimp." Please substantiate your statements that you are a "leading" aquaculture company, including the measure by which you are a leading company.
Results of Operations For the Years Ended December 31, 2022 and 2021, page 27

7. We note your revised disclosure in response to previous comment 14 that in future periods, your focus will be on "developing these genetic lines, producing shrimp for
 Adam Thomas
Trans American Aquaculture, Inc.
January 3, 2024
Page 3
         consumption and selling broodstock." Please expand on this statement to note whether you anticipate you will produce a meaningful harvest for 2023 and future periods and to explain in more detail why the Company did not produce a meaningful harvest in 2022.
         Please explain any challenges you experienced related to the 2022 harvest, and, to the extent material, include applicable risk factor disclosure. In this regard, we note your disclosure on page 34 that as a result of your five-month grow process you are "able to produce two meaningful large harvests." However, you reported no revenue for the nine months ended September 30, 2023. In addition to discussing your expectations with respect to the 2023 harvest, please also explain if you were able to produce a meaningful harvest during the first half of 2023.
Liquidity and Capital Resources, page 28

8. We note your disclosure that your notes to shareholders are due on December 31, 2023, and that you expect to extend the maturity date to 2024 or a later date. Please revise your disclosure to provide an update of the status of these notes.
Business
Organization, page 31

9. We note your revised disclosure in response to previous comment 16 and reissue the comment. This section contains various references to "the Company," "Trans American
         Aquaculture, LLC," "TAA," "we," Adam Thomas, and Richard Goulding. To provide investors with the clarity needed to understand the relevant transactions discussed in this section, please revise your disclosure to clearly describe the entity to which each of these terms refer, and the party each of the relevant persons represented or was affiliated with at the time of the Change in Control and Reverse Acquisition.
Our Products, page 34

10. We note your statement that your five-month grow process "translates into [you] being able to produce two meaningful large harvests" and that you "start the process in January, then end in November." Please expand on this disclosure to explain when in this process you generate revenue and describe the extent to which your business is or may be seasonal. To the extent your annual results of operations are dependent on sales of shrimp from a bi-annual or annual shrimp harvest, please include applicable risk factor disclosure.
Government Regulation, page 38

11. We note your revised disclosure in response to previous comment 23 and reissue the
FirstName LastNameAdam Thomas
       comment in part. In your risk factor disclosures, you note that shrimp farming and
Comapany   NameTrans
       processing        American
                  industries       Aquaculture,
                             are subject to food Inc.
                                                 safety and environmental
regulations. Please
Januarydescribe
        3, 2024 the relevant
                 Page  3     food safety and environmental regulations here.
FirstName LastName
 Adam Thomas
FirstName  LastNameAdam   Thomas
Trans American  Aquaculture, Inc.
Comapany
January    NameTrans American Aquaculture, Inc.
        3, 2024
January
Page 4 3, 2024 Page 4
FirstName LastName
Executive Compensation, page 42

12. Please update the executive compensation disclosure for your fiscal year ended December
         31, 2023. Refer to Item 402 of Regulation S-K.
Review Report, page F-2

13. Please file a consent for inclusion of the review report. Consolidated Financial Statements as of September 30, 2023 and 2022
Note 2. Significant Accounting Policies, Inventory, page F-8

14. We do not see where you included the requested disclosures from prior comment 24 in our letter dated November 1, 2023. Please revise to provide quantitative detail of the material components included in the inventory balance at the balance sheet dates. Reference Rules
         5-02.6(a) of Regulation S-X.
General

15. We note your citation to a recent article in footnote 1 on page 2 of your filing. This article discusses recent trends in the shrimp industry, including that, according to preliminary
         2023 data from the National Marine Fisheries Service, shrimp prices have dropped by as much as 44 percent since 2022. Please revise your risk factors, MD&A, and business section to discuss this recent trend, including the impact on your business and operations.
       Please contact Kristin Lochhead at 202-551-3664 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Industrial Applications and
                                                                Services
cc:      Brian Higley, Esq